Schneider Electric

04030843

June 15th, 2004

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

SUPPL

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), an English language version and brief description of the following documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders, and of which no English translation, version, or summary has been prepared:

- Information published in the BALO:
  - Consolidated turnover for first quarter of 2004, BALO n° 58 (no English translation available); the figures were published in the press release dated April 20th that was sent to you on May 14th
  - Total number of shares and voting rights following the general meeting of May 6th, 2004, BALO n° 59 (no English translation available)
  - Presentation of the capital increase reserved to employees, BALO n° 62 (no English translation available)
  - Approval of annual accounts, BALO n° 64 (no English translation available); the annual accounts were approved by the shareholders' meeting without changes comparing to the projects that were sumitted

dlw 6/22

Schneider Electric

- Press releases:
  - Schneider Electric acquires Andover Controls (May 19th, 2004) - Annex 1
  - Schneider Electric chooses Cap Gemini as exclusive partner for IT transformation project (June 9, 2004) - Annex 2.

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Mr Philippe BOUGON

Enc.

Annex 1

Schneider Electric

Press Release

Schneider Electric Acquires Andover Controls To Strengthen Positions in Building Automation While Expanding in Security

Rueil-Malmaison, France, May 19, 2004 – Schneider Electric announces today the acquisition of US-based Andover Controls Corporation, a Balfour Beatty (LSE: BBY) company. Andover Controls is of a highly successful player in Building Automation and Security, with sales of $169 million in 2003.

A major step to becoming a leader in Building Automation while expanding in Security

Building Automation (regulating, monitoring and controlling a building's utilities) is one of the new growth platforms identified by Schneider Electric as part of its strategy to develop in strategically-related activities with high growth potential. The June 2003 acquisition of TAC enabled Schneider Electric to become a major player in Building Automation. Andover Controls will considerably strengthen its positions, notably in the US market and in the field of integrated systems. Both companies will strongly benefit from their complementary market positions.

Security is increasingly a major need of customers in the Building market that Schneider Electric wants to address. Electronic Security (intruder alarms, access control and CCTV systems) is a key Building Automation application, and today being able to provide both open Building Automation and Security systems represents a real competitive advantage. With Andover Controls, Schneider Electric will expand its Security capabilities and benefit from a platform well suited for expansion in electronic Security, which is a €20 billion market growing by 7% a year.

Andover Controls: a highly successful player in Building Automation and Security

- An innovative player in HVAC control with Security capabilities, strengthened by the acquisition of strong brands (Integral Technologies, Security International).
- A capacity to deliver integrated systems adapted to specific customer needs.
- A powerful global distribution network combined with a direct approach.
- A best-in-class financial track record with sustained revenue growth, a consistently high operating margin above 16% and powerful cash conversion.

A major step in Schneider Electric's growth strategy

Henri Lachmann, Chairman and CEO of Schneider Electric, commented: *"This acquisition of a focused and very well managed company in Building Automation and Security fits perfectly with our strategy of developing our new growth platforms. Andover Controls will bring us a new dimension, notably in the US, with a strong reputation, a large installed base and a high quality offering. Combined with the competencies of T.A.C, Andover Controls will make us the clear leader in open and integrated Building Automation systems, while providing a strong basis for future expansion in Security. With these two key players, Schneider Electric will be able to offer a valuable alternative to the largest competitors and meet growing customer needs for comfort, efficiency and security."*

Investor Relations :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42

Media contact :
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media contact :
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

Schneider Electric

Press Release (p. 2)

Transaction details

The sale of Andover Controls reflects Balfour Beatty recognition that with the continued consolidation in the Building Automation and Security industry, of which Schneider Electric has been a major participant, enhanced growth and value would be maximized through the decision to sell.

Subject to regulatory approvals, Schneider Electric will pay $403 million in cash to acquire 100% of Andover Controls' shares, representing an enterprise value of $335 million and including a US tax benefit of a section 338(h)(10) election for $68 million.

In accordance with Schneider Electric's acquisition criteria, the return on capital employed will cover Schneider Electric's weighted average cost of capital in 2006.

About Andover Controls

Andover Control's scalable, networked, integrated Building Automation and Security products and solutions, comprehensive customer training and value adding after sale support have led to its 28 years of successful growth and profitability. The company has 690 employees worldwide and recorded sales of $169 million in 2003 with an operating margin of 16.7%.

(in million $)	Year ended December 31, 2003
Sales	169.1
Gross margin	77.5
As % of sales	*45.8%*
EBIT	28.3
As % of sales	*16.7%*


Asia
4%
Other
2%
Other Europe
4%
United
Kingdom
20%
United
States
70%

About Schneider Electric

Schneider Electric is the world's Power & Control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, buildings, industry, energy and infrastructure markets. Schneider Electric has 82 000 employees worldwide, operations in 130 countries and recorded sales of €8.8 billion in 2003 through 13,000 sales outlets.

Schneider Electric:
Give the best of the New Electric World
to everyone, everywhere, at any time

Investor Relations:
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com

Media contact:
Schneider Electric
Véronique Moine

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95 +33 (0)1 41 29 70 76

Media contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

Merlin Gerin
Square D
Telemecanique

Annex 2.

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Schneider Electric

Press Release

Schneider Electric Chooses Capgemini as Exclusive Partner for IT Transformation Project

Paris – June 9, 2004 — Schneider Electric has chosen Capgemini as its exclusive partner to pursue its IT transformation project, which will involve outsourcing of information systems in Europe and the deployment of shared business process applications worldwide based on the SAP solution. Schneider Electric and Capgemini will now begin finalizing the ten-year contract, which is expected to be signed by October 2004.

Drawing on its knowledge of Schneider Electric's businesses, Capgemini has proposed a balanced solution in terms of applications, ongoing operations and cost management. Its commitments concerning Schneider Electric employees and the mutual trust between the two companies should enable them to develop a lasting relationship.

About the Capgemini Group

Capgemini, one of the world's foremost providers of Consulting, Technology and Outsourcing services, reported 2003 global revenue of 5.7 billion euros and employs approximately 55,000 people worldwide.

Press Contact :
Philippe Guichardaz
Tel : + 33 (0)1 47 54 50 45
Email : philippe.guichardaz@capgemini.com

Investor Relations:
Laurence Chalmet
Tel : +33 (0)1 47 54 50 52
Email : laurence.chalmet@capgemini.com

About Schneider Electric:

Schneider Electric is the world's Power & Control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, buildings, industry, energy and infrastructure markets. With 74,300 employees, Schneider Electric generated sales of EUR 8.8 billion in 2003 through 13,000 sales outlets in 130 countries.

Schneider Electric
Give the best of the New Electric World
to everyone, everywhere, at any time

Investor Relation :
Schneider Electric
Alexandre Brunet
tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42

Press Contact :
Schneider Electric
Véronique Moine
tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Press contact :
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46